[redacted]

09059569

:D STATES
:CHANGE COMMISSION
on, D.C. 20549

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SEC Mail Processing Section
MAR 02 2009
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65298

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MID-CONTINENT SECURITIES ADVISORS, LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1218 WEBSTER STREET
(No. and Street)

HOUSTON	TX	77002-8841
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. WILLIAM H. VAN PELT, IV — 713-289-6200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVIS, KINARD & CO, P.C.
(Name – *if individual, state last, first, middle name*)

400 PINE STREET, SUITE 600	ABILENE	TX	79601-5128
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JM

OATH OR AFFIRMATION

I, WILLIAM H. VAN PELT, IV, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MID-CONTINENT SECURITIES ADVISORS, LTD., as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

William H. Van Pelt IV
Signature

Managing Member of General Partner
Title

Nelda J. Hebert
Notary Public

NELDA J. HEBERT
MY COMMISSION EXPIRES
September 23, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MID-CONTINENT SECURITIES ADVISORS, LTD.

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

together with

INDEPENDENT
AUDITOR'S REPORT

FOR THE YEARS ENDED
DECEMBER 31, 2008 AND 2007

MID-CONTINENT SECURITIES ADVISORS, LTD.

TABLE OF CONTENTS

DK Davis Kinard & Co, PC
CERTIFIED PUBLIC ACCOUNTANTS
Quality. Integrity. Knowledge.

First Financial Bank Building
400 Pine St. Suite 600, Abilene, Texas 79601-5190
325.672.4000 / 800.588.2525 / f: 325.672.7049
www.dkcpa.com

INDEPENDENT AUDITOR'S REPORT

To the Partners
Mid-Continent Securities Advisors, Ltd.
Houston, Texas

We have audited the accompanying statements of financial condition of Mid-Continent Securities Advisors, Ltd. (a Texas Limited Partnership) (the "Partnership") as of December 31, 2008 and 2007, and the related statements of income, changes in partners' capital and cash flows for the years ended December 31, 2008 and 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mid-Continent Securities Advisors, Ltd. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years ended December 31, 2008 and December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Davis Kinard & Co, PC
DAVIS KINARD & CO, PC

Abilene, Texas
February 25, 2008

MID-CONTINENT SECURITIES ADVISORS, LTD.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2008 AND 2007

ASSETS

	2008	2007
ASSETS:		
Cash and Cash Equivalents	$ 361,344	$ 326,431
Prepaid Expenses	-	3,000
TOTAL ASSETS	$ 361,344	$ 329,431

LIABILITIES AND PARTNERS' CAPITAL

	2008	2007
LIABILITIES	$ -	$ -
COMMITMENTS AND CONTINGENCIES		
PARTNERS' CAPITAL	361,344	329,431
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 361,344	$ 329,431

The accompanying notes are an integral
part of these financial statements.

MID-CONTINENT SECURITIES ADVISORS, LTD.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
REVENUES:		
Fee Income	$ 54,905	$ 53,569
GENERAL AND ADMINISTRATIVE EXPENSES:		
Office Rent	6,000	6,000
Professional Fees	7,677	9,044
License & Registration Fees	11,668	-
Subscriptions and Membership Dues	5,557	2,425
Total General and Administrative Expenses	30,902	17,469
INCOME FROM OPERATIONS	24,003	36,100
OTHER INCOME (EXPENSE):		
Other Income	-	35,000
Interest Income	7,850	9,817
Other Expense	(15)	-
Total Other Income (Expense)	7,835	44,817
NET INCOME	$ 31,838	$ 80,917

The accompanying notes are an integral part of these financial statements.

MID-CONTINENT SECURITIES ADVISORS, LTD.
STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	General Partner	Limited Partner	Total
Balance, December 31, 2006	2,485	246,029	248,514
Net Income	809	80,108	80,917
Balance, December 31, 2007	$ 3,294	$ 326,137	$ 329,431
Net Income	318	31,520	31,838
Contributions	-	75	75
Distributions	-	-	-
Balance, December 31, 2008	$ 3,612	$ 357,732	$ 361,344

The accompanying notes are an integral
part of these financial statements.

MID-CONTINENT SECURITIES ADVISORS, LTD.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ 31,838	$ 80,917
Adjustments To Reconcile Net Income to Net Cash Provided by Operating Activities		
Decrease (Increase) in Liabilities:		
Prepaid Expenses	3,000	(3,000)
Net Cash Flows Provided by Operating Activities	34,838	77,917
CASH FLOWS FROM INVESTING ACTIVITIES:		
Notes Receivable Advances	-	164,209
Net Cash Flows Provided by Investing Activities	-	164,209
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital Contributions Received from Partners	75	-
Net Cash Flows Provided by Financing Actvities	75	-
NET CHANGE IN CASH AND CASH EQUIVALENTS	34,913	242,126
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	326,431	84,305
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 361,344	$ 326,431

The accompanying notes are an integral
part of these financial statements.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business Activity

Mid-Continent Securities Advisors, Ltd. (the "Partnership") was organized on April 2, 2002 under the laws of the State of Texas to engage solely in the business as a registered broker-dealer.

As of December 31, 2008, the general partner has a 1% partnership interest and the limited partner a 99% partnership interest. The Partnership terminates on December 31, 2012, unless terminated at an earlier date as provided for in the Partnership Agreement.

This summary of significant accounting policies of the Partnership is presented to assist in understanding the financial statements. The financial statements and notes are representations of management, who are responsible for their integrity and objectivity. These accounting policies reflect industry practices, conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements. The following items comprise the significant accounting policies of the Partnership.

Basis of Accounting

The Partnership maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Accounting principles followed by the Partnership and the methods of applying those principles, which materially affect the determination of financial position, results of operations and cash flows are summarized below.

Fee Income

All trades clear through an independent clearing broker. As such, the Partnership does not receive or deliver securities or funds for any of its customers. The Partnership recognizes fee income on a trade date basis.

Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks and all short-term, highly liquid investments which are readily convertible into cash and have a maturity when purchased of three months or less.

Cash Concentration

The Partnership maintains cash balances in various financial institutions. At December 31, 2008, these balances exceeded the $250,000 FDIC insurance limit by $91,275.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Tax

Federal income taxes are not payable by, or provided for, the Partnership. Partners are taxed individually on their share of partnership earnings. Partnership net revenue is allocated among the Partners in accordance with the Partnership Agreement.

Fair Value Considerations

Subject to the last sentence of this paragraph, the Partnership adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements", effective January 1, 2008. SFAS No. 157 provides a revised definition of fair value, establishes a framework for measuring fair value, and expands financial statement disclosure requirements for fair value information. Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The Statement also establishes a fair value hierarchy that distinguishes between inputs based on market data from independent sources (observable inputs) and a reporting entity's internal assumptions based upon the best information available when external market data is limited or unavailable (unobservable inputs). The fair value hierarchy in SFAS No. 157 prioritizes fair value measurements into three levels based on the nature of the inputs. Quoted prices in active markets for identical assets or liabilities have the highest priority (Level 1), followed by observable inputs from other than quoted prices, including prices for similar but not identical assets or liabilities (Level 2) and unobservable inputs, including the reporting entity's estimates of the assumptions that market participants would use, having the least priority (Level 3). Pursuant to FASB Staff Position FAS 157-2, the Partnership has delayed the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008.

Also, effective January 1, 2008, the Partnership adopted SFAS No. 159, "The Fair Value Option for Financial Assets and Liabilities", which allows entities to choose, at specified election dates, to measure eligible financial assets and financial liabilities at fair value that are not otherwise required to be measured at fair value. If an entity elects the fair value option for an eligible item, changes in that item's fair value in subsequent reporting periods must be recognized in current earnings. As allowed by the standard, the Partnership did not elect the fair value option for the measurement of any eligible assets or liabilities. Therefore, the January 1, 2008 adoption did not have an impact on the Partnership.

NOTE 2: PARTNERSHIP AGREEMENT

The following are some of the significant terms of the Partnership Agreement:

Management

The General Partner, MCSALGP, LLC, except as otherwise expressly stated or provided in the Partnership Agreement and subject to the approval of the limited partner to the extent required by the Partnership Agreement, shall have the sole and exclusive right to manage the business of the Partnership.

NOTE 2: PARTNERSHIP AGREEMENT

Liability of Limited Partner

The liability of the limited partner to the Partnership shall be limited to the difference between the Limited Partner's capital contributions as actually made and that stated in the initial offering certificate as having been made; provided, however, that when the limited partner has received the return in whole or in part of his capital contribution, he shall nevertheless be liable to the Partnership to the extent required by law for any sum, not in excess of such return with interest at the legal rate thereon, necessary to discharge the Partnership's liabilities to all creditors who extend credit or whose claims arose before such return, and who have not waived this provision in whole or in part.

General Allocation of Income and Expenses

Net income and losses shall be allocated one percent to the general partner and ninety-nine percent to the limited partner.

Special Allocation of Income and Expenses

To the extent that an allocation of losses would cause a limited partner to have an adjusted capital account deficit at the end of any fiscal year, then, those losses shall be allocated 100% to the general partner. If losses have been allocated pursuant to the terms of the agreement, then profits shall be allocated 100% to the general partner until the aggregate profits allocated to the general partner for the fiscal year end and all previous years is equal to the aggregate losses allocated to the general partner for all fiscal years.

Payment of Distributions

The general partner shall make distributions from time to time, by majority vote of the general partner, and cause the Partnership to distribute cash or property to the partners as a return of capital. Distributions need not to be made in accordance with the partners' units or capital accounts. Rather, distributions can be made to any partner, in the general partner's discretion, including itself, as long as that distribution is designated as a return of capital, provided, however, that the distributions may be made only to a partner to the extent of the positive balance in that partner's capital account.

NOTE 3: RELATED PARTY TRANSACTIONS

Under terms of a formal agreement, the Partnership pays $500 monthly to the limited partner for rent and certain administrative services. The monthly payment is not necessarily indicative of the costs that would have been incurred had the Partnership been a separate and independent partnership. During the years ended December 31, 2008 and 2007, the Partnership paid $6,000 to the limited partner.

NOTE 4: BUSINESS CONCENTRATION

During the years ended December 31, 2008 and 2007, two customers accounted for 74% and 78%, respectively, of revenues.

NOTE 5: NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, the Partnership had net capital of $361,344 which was $336,344 in excess of its required net capital of $25,000. Additionally, the Partnership's had no aggregate indebtedness; therefore, the net capital ratio was $0.

NOTE 6: FUTURE ACCOUNTING PRONOUNCEMENTS

In December 2007, the FASB issued SFAS No. 141R (revised 2007), "Business Combinations" and SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements". SFAS No. 141R will significantly change how business acquisitions are accounted for at the acquisition date and subsequent periods. The standard changes the accounting at the acquisition date to a fair value based approach rather than the cost allocation approach currently used. Other differences include changes in accounting for acquisition related costs, contingencies and income taxes. SFAS No. 160 changes the accounting and reporting for minority interests, which will be classified as a component of equity and will be referred to as noncontrolling interests. SFAS No. 141R and SFAS No. 160 will be effective for fiscal years beginning on or after December 15, 2008 and will be applied prospectively, except for the presentation and disclosure requirements in SFAS No. 160 for existing minority interests which will require retroactive application. Early adoption is prohibited. The Partnership has determined that the adoption of SFAS No. 141R and SFAS No. 160 will not have a significant impact on its financial statements.

In March 2008, the FASB issued SFAS No. 161, "Disclosures About Derivative Instruments and Hedging Activities", which expands the disclosure requirements under SFAS No. 133. The enhanced quantitative and qualitative disclosures will include how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. SFAS No. 161 is effective on January 1, 2009. SFAS No. 161 also amends SFAS No. 107 to clarify that derivative instruments are subject to SFAS No. 107 disclosure requirements regarding concentration of credit risk. The Partnership has determined that the adoption of SFAS No. 161 will not have a significant impact on its financial statements.

MID-CONTINENT SECURITIES ADVISORS, LTD.
SCHEDULE I - COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
IN ACCORDANCE WITH RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

Aggregate Indebtedness:		
Total liabilities from statement of financial condition	$	-
Net Capital:		
Partners' capital from statement of financial condition		361,344
Non allowable assets		-
NET CAPITAL	$	361,344
Computation of basic net capital requirement:		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	-
Minimum dollar net capital requirement		25,000
Excess capital		336,344
Excess capital at 1000%	$	361,344
Ratio:		
Aggregate indebtedness to net capital		-

Note: There are no material differences between the above computation and the computation of net capital as of December 31, 2008 previously filed by Mid-Continent Securities Advisors, Ltd. on Form X-17A-5.

See Independent Auditor's Report.

MID-CONTINENT SECURITIES ADVISORS, LTD.
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2008

Mid-Continent Securities Advisors, Ltd. does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

See Independent Auditor's Report.

Davis Kinard & Co, PC
CERTIFIED PUBLIC ACCOUNTANTS
Quality. Integrity. Knowledge.

First Financial Bank Building
400 Pine St. Suite 600, Abilene, Texas 79601-5190
325.672.4000 / 800.588.2525 / f: 325.672.7049
www.dkcpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Partners
Mid-Continent Securities Advisors, Ltd.
Houston, Texas

In planning and performing our audit of the financial statements and supplemental schedules of Mid-Continent Securities Advisors, Ltd. (the "Partnership"), as of and for the year ended December 31, 2008, in accordance with the auditing standards generally accepted in the United States of American, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following: in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rules 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not test compliance with the practices and procedures followed by the Partnership in any of the following:

1. Making the quarterly securities examination, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Davis Kinard & Co, PC

DAVIS KINARD & CO, PC

Abilene, Texas
February 25, 2008